Exhibit A
PARTNERS OF ADVANCE/NEWHOUSE
Set forth below is a list of each partner of Advance/Newhouse setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Address of Corporation or Other
	Present Principal Occupation (principal	Organization (if different from the address
Name and Business Address	business of employer)	provided in Column 1)

Partners

Advance Programming Holdings Corp. 5000 Campuswood Drive E. Syracuse, NY 13057	Holds shares in programming and other cable related companies in the U.S.

Newhouse Programming Holdings Corp. 5000 Campuswood Drive E. Syracuse, NY 13057	Holds shares in programming and other cable related companies in the U.S.